

August 28, 2025

Shawn Matthews
Chief Executive Officer
HCM II Acquisition Corp.
100 First Stamford Place, Suite 330
Stamford, CT 06902

Simon Irish
Chief Executive Officer
Terrestrial Energy Inc.
9319 Robert D. Snyder Rd.
Charlotte, NC 28223

> **Re: HCM II Acquisition Corp.**
> **Registration Statement on Form S-4**
> **Filed on August 15, 2025**
> **File No. 333-288735**

Dear Shawn Matthews and Simon Irish:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 30, 2025 letter.

Amendment No. 1 to Form S-4 filed on August 15, 2025

General

1.   We note your response to prior comment 1. Please revise your disclosure to additionally include the maximum number of shares issuable to Mr. Matthews pursuant to the contingent value right, without assuming a No Pricing Event, or otherwise. Refer to Items 1603(a)(6), 1604(a)(3), and 1604(b)(4) of Regulation S-K.

2.　We note that your disclosure regarding the DOE's Advanced Reactor Program includes references to "fast-track commercial licensing activities," "commercialization pathway," and "leveraging the program's fast-track approach to advance the licensing and deployment" of your IMSR technology. We further note that the DOE's press release announcing the pilot program on June 18, 2025, refers to testing, research, and development, toward ensuring at least three reactors achieve criticality by July 4, 2026, and does "not demonstrate reactors for commercial suitability," consistent with the related Executive Order. Please revise your disclosure to more clearly discuss the purpose and scope of the pilot program in light of the foregoing, including clarification of its relation to commercial licensing and commercialization. Please also discuss your plans to achieve criticality of the IMSR technology by the target date.

The Business Combination Proposal
Interests of Certain HCM II Persons in the Business Combination, page 147

3.　Please reinstate the language that appears to have been inadvertently deleted at the bottom of page 148.

Unaudited Pro Forma Condensed Combined Financial Information
Other Agreements, page 212

4.　We note your disclosure in footnote (2) of the Equity Capitalization Summary table indicates that you assumed full exercise of the Terrestrial Call Options, however, you state in footnote (3) that you assumed no repurchases pursuant to the Terrestrial Call Options. Please revise to resolve this inconsistency here and throughout the filing.

Beneficial Ownership of Securities, page 299

5.　We note your response to prior comment 10. Please revise the disclosure preceding the table to clearly state that post-business combination ownership does not reflect the exercise or conversion of any securities, including those that may become exercisable or convertible upon completion of the business combination or within 60 days thereof. In addition, we reissue our comment in relation to Note 3, which continues to refer to any pecuniary interest that Mr. Matthews "may have;" please revise to disclose that he has an economic interest in 2,950,000, or approximately 51.3%, of the Founder Shares held by the Sponsor.

Certain Relationships and Related Person Transactions, page 303

6.　Please revise to update the disclosure in this section.

Terrestrial Energy Inc
Condensed Consolidated Financial Statements, page F-44

7.　Please revise to present the exchangeable common and preferred shares in separate line items on the face of financial statements.

Exchangeable Shares, page F-59

8.   Your response to prior comment 11 stated that Exchangeable Shareholders have rights only to the Terrestrial Energy Inc.'s common and preferred stock and do not have any voting, control or economic rights to ExchangeCo through the Exchangeable Shares. Please confirm that Exchangeable Shareholders do not have economic interests in ExchangeCo through their ownerships of Exchangeable shares and revise your disclosure to clarify that throughout the filing.

        Please contact Eiko Yaoita Pyles at 202-551-3587 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Sarah Sidwell at 202-551-4733 or Jennifer Angelini at 202-551-3047 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing

cc: Kevin Manz
        Eliot Robinson